VEON aspires to achieve 10-14% CAGR local currency revenue & EBITDA growth between FY2022 and FY2024 Amsterdam, 7 December 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, has announced a new medium-term financial ambition, including a 10-14% CAGR local currency revenue and EBITDA growth over the next three years. VEON’s new medium-term financial ambition for financial years 2022 to 2024, anticipates an acceleration in Group revenue growth, as the benefits of VEON’s recent investments in high- speed 4G networks are realised, supporting the digital operator model. Together with this double digit local currency revenue growth ambition, the Group aspires to achieve a 3 percentage point EBITDA margin expansion over the same period, supported by its group- wide cost efficiency program, that is anticipated to bring annual run rate savings of USD250 million by the end of 2024. The Group’s medium term ambition is to reduce USD-denominated debt to below 40% of net debt while increasing the local currency funding and extending the tenor of its debt to 4 years. As VEON’s operations remain focused on disciplined inflationary pricing, this local currency revenue growth is anticipated to correspond to mid-single-digit CAGR for both Group revenue and EBITDA over the same period on a US dollar reported basis, once currency movements have been adjusted. Also included in VEON’s new medium-term financial ambition is for the Group’s capex intensity to decline, from current elevated levels of 22%-24% to below 20% by 2024, which will contribute to an improvement in equity free cash flow (EFCF) over the period. The Group dividend policy is to pay out at least 50% of EFCF after licence payments, while keeping leverage at or below its previously stated comfort level of 2.4x on an IFRS basis. Kaan Terzioğlu, VEON’s CEO, said: “Our new medium-term financial aspiration positions VEON as a growth company with an exciting value creation opportunity across its nine operating markets, led by an executive team vested in the creation of shareholder value. While we expand the reach for our investors through trading in multiple stock markets, we aspire to be included in key indices. By transitioning our businesses to a digital operator model, VEON is entering into an exciting growth phase that realises the benefits of our recent investments in 4G networks and digital services.” VEON will set out its ambitions in detail during an Investor Day hosted virtually from its Amsterdam headquarters at 1400 CET today, Tuesday 7th December 2021. Alongside the Group’s new medium-term financial ambition, the event will also provide updates from VEON’s operating markets, including: - Russia, where Beeline is improving its network quality and Net Promotor Score, while implementing inflationary pricing and growing its subscriber base. The local currency revenue growth ambition for 2022-2024 is accelerating towards double-digit alongside a decline in capex intensity. - Pakistan, where the success of digital products like JazzCash and Tamasha, is expected to drive a four-fold increase in monthly active users of Jazz’s digital users by 2024. The ambition is more than doubling digital revenues over the same period, supporting double-digit local currency growth in revenue between 2022-2024. Pakistan expects to complete the sale of its portfolio of tower assets by the end of 2022. - Ukraine, where Kyivstar’s ambition is to reach 8 million users of its digital services by 2024, supporting a double-digit local currency revenue CAGR between 2022-2024. Plans are to complete the sale of its tower asset portfolio during 2023. - Bangladesh, where Banglalink is embarking on a nationwide 4G rollout that is contributing to an ambition of double-digit local currency revenue growth by 2024, which is underpinned by a 30% local currency CAGR in data revenue between 2022- 2024. Bangladesh expects to complete the sale of its portfolio of tower assets during 2022 / 2023. - Kazakhstan, where Beeline continues to gain market share in subscribers and revenue as the business moves along the path on its digital operator transformation. This is expected to support ambitions of strong double digit local currency growth in revenue and EBITDA between 2022-2024. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding VEON’s new medium term financial ambition, which are internal aspirations that will be tested in business plans going forward. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The actual outcome may differ materially from these statements, for example, VEON may still be exposed to relevant foreign exchange risk, even after implementing inflationary pricing and foreign exchange risk management activities. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. This release also presents certain non-IFRS measures which have important limitations as analytical tools, and should therefore not be considered in isolation or as a substitute for analysis of our results of operations as reported under IFRS. The non-IFRS measures presented herein may not be presented regularly by VEON going forward and do not constitute guidance. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information Investor Relations Nik Kershaw ir@veon.com